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                                                                December 6, 2006



Via Edgar

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, DC 20549
Mail Stop 4561

Attn.:   H. Roger Schwall
         Assistant Director

                  Re:      American Dairy, Inc.
                           File Nos. 333-128075 and 1-32473

Ladies and Gentlemen:

      We are in receipt of the comments of the Securities and Exchange Commission (the "Commission") to Amendment No. 3 to the Registration Statement on Form S-1 (the "Registration Statement") of American Dairy, Inc. (the "Company") by letter dated November 3, 2006 to Mr. Leng You-Bin, the Company's President, and have set forth below the Company's responses. The responses correspond to the numbered items in the Commission's letter. For your convenience, we have also inserted each of your comments above the corresponding response. We are transmitting herewith Amendment No. 4 (the "Amendment") to the Registration Statement which reflects, where appropriate, revisions pursuant to the staff's the comments.

General

1.    Comment:

      We note that you have not complied with our prior requests to amend your Form 10-Q's and Form 10-K. Furthermore, we note that you filed your Form 10-Q for the quarter ended June 30, 2006 without making the changes we had requested in our prior comment letters. We will defer any further review of your filing until you have complied with our request to amend these documents.

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Securities and Exchange Commission
December 6, 2006
Page 2 of 9

      Response:

      The staff's comment is duly noted. The Company has amended all of its reports as requested.

2.    Comment:

      Please update your consent to use the report of your independent registered public accounting firm. Please also be aware of the need to provide updated interim financial information, as applicable.

      Response:

      The Company has included an updated consent and updated interim financial statements in the Amendment.

3.    Comment:

      We note your response to our prior comment 2. Please state when you expect to hold an annual meeting.

      Response:

      The Company has scheduled its annual meeting for December 28, 2006 and is preparing proxy materials for distribution in connection therewith on or about December 7, 2006.

4.    Comment:

      With your next amendment, please file a complete redlined S-1 that shows all the changes between the second amendment and the third amendment, and the third amendment and the fourth amendment. We note that the redlined S-1 you filed with the third amendment did not mark all the changes made. As an example only, the redlined version did not show the changes made in regard to adding a Risk Factor for failure to hold an annual meeting; the addition of second quarter numbers to MD&A; changes to footnotes in the selling shareholders table; and additions to the exhibit index.

      Response:

      The Company has redlined the amendment in the manner requested and is sending the redlined copies with the courtesy copies.

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Securities and Exchange Commission
December 6, 2006
Page 3 of 9


Business

Sources of Milk, page 13


5.    Comment:

      We note your response to our prior comment 7, and renew it. Please discuss the nature, and typical terms, of your arrangements. If the arrangements are oral, so state.

      Response:

      The Company has revised the disclosure accordingly. Upon further inquiry, it appears that the arrangements are actually pursuant to a two-page boilerplate writing that is renewed each year by each farmer's signature. The writing, as translated, refers to itself as a "contract and agreement," but it does not specify price or quantity terms except by reference to a "purchase plan" which is in the Company's discretion. It primarily espouses equitable principals and standards for the treatment and training of the farmers and the relationship between them and the Company as well as adherence to certain government quality control standards. It appears to be more in the nature of a letter of intent. The Company is also filing the form of this document as an exhibit with the Amendment although it is unclear whether the writing constitutes a material agreement absent the specific terms.

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 28

6.    Comment:

      Please expand your Management's Discussion and Analysis to address your use of funds for construction in progress. Indicate the nature of these projects, the types of costs that are incurred, when they are expected to be completed, and any additional costs that are expected to be incurred. Additionally, explain how you plan to finance these costs.

      Response:

      The Company has added the requested disclosure. However, at this time, it is impossible for the Company to be any more specific regarding the nature of the debt and/or equity financing it will pursue in order to finance these costs. Following the closing of its recent private offering of convtertible debt and warrants, the Company has not yet determined what type of financing it will pursue next or whether it may even be able to fund the expansions of these projects out of retained earnings.
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Securities and Exchange Commission
December 6, 2006
Page 4 of 9


7.    Comment:

      We note your response to our prior comment 9, and renew it in part. Please add a discussion of the material terms of the line or credit with the Construction Bank of China to the prospectus, including the principal amount available for borrowing, any amount currently outstanding, the interest rate, maturity date, payment schedule, and material covenants. Please refile this contract as an exhibit, ensuring that all the terms of the contract are filled in.

      Response:

      The Company has refiled the agreement (as translated into English) as well as two other related loan agreements as exhibits with all terms completed to the extent they are filled in in the original forms of the documents. Please note that some of the terms in the printed agreements remain blank. For example, the floating rate of interest does not apply and is therefore not completed.

Selling Stockholders, page 33

8.    Comment:

      We reissue in part our prior comment 10. We note that you state that you have provided the name of the natural person with the power to vote or to dispose of the securities being registered for all entities, but you fail to identify such a person for F. Berdon & Co. LP, Gibson Living Trust, Gobco Partners, H L Severance Inc. Pension Plan & Trust, and H L Severance Inc. Profit Sharing Plan & Trust. Please provide this information.

      Response:

      The Company has clarified the disclosure accordingly.

9.    Comment:

      We reissue our prior comment 12. We note your statement that "Certain of the individual selling shareholders are representatives or affiliates of broker-dealers who acquired their shares in the ordinary course either for cash or administrative services, including Kyle Rogers, Timothy Keating, and Jeff Andrews, who are principals of Keating Investments, and Mathew Wang and Sun Kai Pan of American Eastern Securities, in addition to those affiliates listed in the footnotes to the above table." Your use of the word "including" appears to suggest that there are other, unnamed affiliates. If true, please identify them, or else delete the word "including," In addition, please disclose, if true, that at the time of the purchase of the securities, these individuals had no agreements or understandings, directly or indirectly with any party to distribute the securities.

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Securities and Exchange Commission
December 6, 2006
Page 5 of 9

      Response:

      The Company has removed the word "including" and has added the requested language.

10.   Comment:

      We note that you identify Legend Merchant Group, Inc. as a registered broker dealer. Please identify them as an underwriter unless you can state that they obtained the securities being registered for resale as compensation for investment banking services.

      Response:

      The Company has clarified the disclosure.

Certain Relationships and Related Transactions, page 42

11.   Comment:

      We renew our prior comment 16, as it does not appear that you have responded to it. Please identify the officers and directors to whom the loans were made and itemize the date each loan was made and its amount. State the expenses for which the advances were made. Please state whether or not the loans are approved by the disinterested members of the Board of Directors, and whether you have any policies in place in regard to loans by executives to the company. Please file each loan agreement as an exhibit, as required by Item 601(b)(10)(ii)(A) of Regulation S-K.

      Response:

      The amounts due to "Other officers and directors" of $64,147, $75,000 and $8,000 as of June 30, 2006, December 31, 2005, and December 31, 2004,
      respectively, represented amounts due to numerous employees for business related expenses they had incurred on behalf on the Company. The use of funds in this manner results from the fact that many transactions in China are based upon cash rather than credit. The Company advances expense money to employees in certain circumstances for ordinary travel and other expense payments, and at times, employees go out-of-pocket themselves for such expenses and look to the Company for reimbursement. As the Company has explained it, this is essentially the same as using a company credit card or charge account in the United States. Based upon records provided by the Company, as of September 30, 2006, only one member of the board of directors has owed money by the Company for an expense reimbursement which amounted to approximately $600 which has now been repaid.

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Securities and Exchange Commission
December 6, 2006
Page 6 of 9

      The Company had elected to disclose this information within the filing partly because of the translation of the words "director" and "officer". In this context, the Company uses these terms to refer to middle management as well as its executives and members of its board. Because this type of information is not actually required to be disclosed by Item 404 of Regulation S-K, the Company has removed it from its amended filing.

      In response to the staff's comment, however, these transactions were all conducted within the terms the Company's normal travel and expense policies, no loan documents applied and special approval by the Board of Directors was not required.

12.   Comment:

      We renew our prior comment 18, as it does not appear that you have provided the information requested. Please state whether the terms of the transactions with Mr. Leng were the same as would have been obtained from an unaffiliated party.

      Response:

      See response to Comment 11. The Company has added a paragraph discussing a loan from Mr. Leng which previously had been included with the advances and reimbursement obligations to the other employees and has indicated in each instance that the terms were the same (or actually more favorable) that would have been obtained from an unaffiliated party.

Description of Capital Stock

Common Stock, page 38

13.   Comment:

We renew our prior comment 19, as it does not appear that you have provided the information requested. In the second paragraph of this section you state that directors are elected by majority vote. Please state the vote that is required for other corporate actions. Please see Item 202(a)(1)(v) of Regulation S-K.

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Securities and Exchange Commission
December 6, 2006
Page 7 of 9

Response:

      The Company has now added the requested disclosure.

Exhibits and Financial Statement Schedules, page 54

14.   Comment:

      We note your response to our prior comment 23, and the filing of a $2.5 million Series B Convertible Note issued to Pike Capital Partners with a maturity date of August 14, 2007. However, your disclosure in this section refers to a Series B Convertible Note with a principal amount of $5 million. Please advise.

Response:

      The $5,000,000 was under two notes, each in the amount of $2,500,000. The Company has added the other note as an exhibit as well.

15.   Comment:

      We note that you also reference a $3 million Series A Convertible Note issued April 27, 2005 to Pike Capital Partners and two Series B Convertible Notes issued June 30, 2004 with a total principal amount of $5 million issued to one accredited investor. Please file these documents as exhibits. Please supplementally advise whether there is an indenture under which the company's convertible notes are issued.

      Response:

      The Company has filed the notes as exhibits as requested. There were no indentures involved with the notes.

Recent Sales of Unregistered Securities, page 50

16.   Comment:

      We renew in part our prior comment. We note your added disclosure, but it does not appear that you provided the information requested for each selling shareholder. As an example only, we could not find information on when and how F. Berdon & Co. LP, Gibson Living Trust, Gobco Partners, H L Severance Inc. Pension Plan & Trust, and HL Severance Inc. Profit Sharing Plan & Trust obtained the securities you are registering for resale. Please identify the transactions in which each of the selling shareholders received the shares being registered for resale. Include the basis for your conclusion that an exemption from registration was available. Ensure that you disclose the value of any consideration received in exchange for such securities. Finally, please file as exhibits the documentation related to these private placements.
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Securities and Exchange Commission
December 6, 2006
Page 8 of 9

      Response:

      These investors each obtained their shares in the offering which took place during the three months ended September 30, 2005 which is already disclosed in the referenced section.

5. Inventories, page F-18

17.   Comment:

      We note your disclosure on page seven that you process raw milk in small batches and that this enables you to reduce the amount of time that the raw milk is held prior to processing it. Please explain the time it takes to process the raw milk. and convert it to milk powder. Additionally, please expand your disclosure to separately report raw milk apart from partially processed materials and explain the nature of the items included in your raw and partially processed materials inventory balances for each period presented. Finally, please expand your MD&A to explain the reason for the 125% increase in the raw material's balance from December 31, 2005 to June 30, 2006.

      Response:

      The Company has deleted the words "and partially processed" as it believes this aspect of the difference is immaterial and the distinction is therefore misleading to an investor.

7. Transactions with Related Parties, page F-18


18.   Comment:

      Please expand your liquidity discussion to identify loans from officers and directors as a source of liquidity and explain how this source is considered in your corporate plan to manage your cash flows. Additionally, please address the use and availability of financing raised from other sources such as a limited partnership shareholder, as disclosed on page F-20.

      Response:
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Securities and Exchange Commission
December 6, 2006
Page 9 of 9

      Please see response to comments 11 and 12. The Company does not believe these "loans" are a meaningful source of liquidity and therefore does not believe that such enhanced disclosure is appropriate or necessary.



      Please do not hesitate to contact the undersigned with any questions or further comments.



                                                    Very truly yours,


                                                    /s/ Jeffrey A. Rinde
                                                    ----------------------------
                                                    Jeffrey A. Rinde, Esq.
                                                    Partner of the Firm


cc:  Jennifer Goeken
     Donna Levy, Esq.